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                        September 9, 2020

       Salavador Rosillo
       Chief Executive Officer
       HempAmericana, Inc.
       78 Reade Street, 4FW
       New York, NY 10007

                                                        Re: HempAmericana, Inc.
                                                            Post-Effective
Amendment on Form 1-A
                                                            Filed September 3,
2020
                                                            File No. 024-10974

       Dear Mr. Rosillo:

                                                        We have reviewed your
post-effective amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal
       Branch Chief at (202) 551-3397 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Manufacturing